1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 9, 2014

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

  File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In an October 8, 2014 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 260 (“PEA 260”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 346 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 22, 2014. PEA 260 was filed to register Class D shares of the PIMCO Long Duration Total Return Fund, PIMCO Long-Term Credit Fund, PIMCO Long-Term U.S. Government Fund, and PIMCO Real Return Asset Fund, each an existing series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 260.

Prospectuses

Comment 1: Confirm all Funds have properly reflected Acquired Fund Fees and Expenses in their fee table to the extent required by Form N-1A, Item 3, Instruction 3(f), as well as the expenses of short sales, if any, in their fee table.

Response: The Registrant confirms that, to the best of its knowledge, all Funds have properly reflected such fees and expenses in their respective fee tables to the extent required by Form N-1A.

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Comment 2: Delete all footnotes to the fee table relating to interest expense. These footnotes are neither permitted nor required by Form N-1A Item 3. Alternatively, consider sub-dividing “Other Expenses” into no more than three sub-captions, as permitted by Instruction 3(c)(iii) to Item 3, or moving the disclosure regarding interest expense outside of the summary prospectus.

Response: Previously, the Staff has given a similar comment to the Registrant’s initial summary prospectuses filed pursuant to rule 497(k) on July 30, 2009 and August 28, 2009, to Post-Effective Amendment No. 168, as filed October 30, 2009, and several subsequent filings. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.1

To the extent the Fund enters into certain investments, such as reverse repurchase agreements, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,2 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Funds. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Funds’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

[1]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Aug. 26, 2009), at 2; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Oct. 8, 2009), at 1; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 168 (Dec. 28, 2009), at 4.

[2]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

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There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).3 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).4 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current fee table footnotes describing the Fund’s interest expense and its effect on the Fund’s expense ratios, the Registrant believes the Fund’s fee tables would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances

[3]	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[4]	Id. at 16-17.

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where a Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 3: With respect to those Funds that have adopted an 80% investment policy pursuant to Rule 35d-1, if such Funds count derivative instruments towards meeting their respective 80% policy, confirm that all derivatives are valued at mark-to-market value for purposes of the 80% policy, as opposed to notional value. We note that Rule 35d-1 is an assets-based test, not an exposure-based test. To the extent any derivatives are valued at notional value for this purpose, please explain in your response how that is consistent with Rule 35d-1.

Response: For each Fund that has adopted an 80% investment policy pursuant to Rule 35d-1, the Fund will count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Fund is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative (collectively,

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“Market Value Derivatives”). With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the derivative in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value (collectively, “Notional Value Derivatives”). For purposes of monitoring a Fund’s compliance with its 80% investment policy, the aggregated securities and instruments (including the derivatives noted above) that are suggested by the Fund’s name are divided by the value of the Fund’s net assets plus borrowings for investment purposes.

Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.5 The SEC adopted Rule 35d-1 to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis. Furthermore, the requirement that a fund with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”6 The SEC adopted the rule so that investors were more fully informed about the type of investments to be made by the fund and the potential returns of those investments.

The SEC, however, did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.7 In fact, as recently as 2011, the SEC requested

[5]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

[6]	35d-1 Adopting Release at Sec. I.

[7]

We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Registrant respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Registrant respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

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comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.8 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether a fund is diversified, exposed to securities-related issuers, or is concentrated in a particular industry,9 while noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.10 The Registrant believes the Derivatives Release indicates the SEC understands that notional value may be an acceptable way to value derivatives for certain purposes and, absent a clear directive to the contrary, that the SEC has not disapproved of the use of notional value in appropriate contexts, such as for purposes of aggregating relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name where the derivative provides exposure to the underlying asset equal to the notional value. Indeed, using notional value to calculate the value of Notional Value Derivatives in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name, is a better indicator of potential investment return and more accurately aligns each Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

The Registrant believes this approach is further supported by language in the Rule 35d-1 adopting release. As originally proposed, the rule would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.11 In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments.12 The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”13 Similarly, the adopting release stated that a fund with a name indicating an investment emphasis in a country or geographic region is permitted to count any investment, including derivatives, towards the 80% basket if such investment “would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”14

[8]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”).

[9]	Derivatives Release at Secs. III.B.1., IV.D and V.C.

[10]	See Derivatives Release at n. 16.

[11]	35d-1 Adopting Release at n.13.

[12]	Id.

[13]	Id.

[14]	See 35d-1 Adopting Release at n. 26.

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The Registrant believes these statements indicate that Rule 35d-1 is intended to ensure applicable fund names inform the investor of the “economic characteristics” and “economic fortunes and risks” of the fund’s investments based on investment exposure, not the mark-to-market value of the fund’s investments. For Notional Value Derivatives, the notional value is indicative of the potential return on a particular underlying asset, which means the notional value provides the most accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.15 If a Fund were to count only the mark-to-market value of Notional Value Derivatives for purposes of aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name, such calculation would not fully reflect the “economic characteristics” or “economic fortunes and risks” of the underlying assets to which the Fund is exposed by means of Notional Value Derivatives.

Accordingly, the Registrant believes using the notional value to calculate the value of Notional Value Derivatives in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name is appropriate because the Fund’s exposure to the underlying assets is equal to the full notional value of the Notional Value Derivatives. By using a different measure of value (e.g., mark-to-market) with respect to Notional Value Derivatives, the Registrant believes a Fund faces the possibility that the Fund’s name, and ultimately its investors, will not take into account potential future gains and losses associated with the Fund’s Notional Value Derivatives, and that the Fund’s return could differ from the investments suggested by the Fund’s name.

[15]

See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Registrant believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name.

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Comment 4: With respect to those Funds with a wholly-owned Cayman subsidiary:

(i) confirm that the Subsidiary’s investment adviser complies with all requirements of Section 15 of the 1940 Act, the Fund and Subsidiary comply with Sections 8 and 18 of the 1940 Act on an aggregate basis, the Subsidiary complies with Section 17 of the 1940 Act and identify the Subsidiary’s custodian;

(ii) file the Subsidiary’s investment advisory contract with PIMCO as an exhibit to the Fund’s registration statement since the Staff believes this is a material contract;

(iii) if the Fund has not received a private letter ruling from the IRS that Subsidiary income is qualifying income, provide the basis for making this determination as an exhibit to the Fund’s registration statement, such as an opinion of counsel;

(iv) disclose all of the Subsidiary’s principal investment strategies and principal risks to the extent they are principal investment strategies and principal risks of the Fund on an aggregate basis;

(v)	confirm that the Subsidiary’s fees and expenses are disclosed in the Fund’s fee table;

(vi) confirm the Subsidiary, and its Board of Directors, have filed with the SEC a consent to service of process and examination of their books and records by the Staff;

(vii) confirm the Subsidiary’s Board of Directors will execute amendments to the Fund’s registration statement; and

(viii) confirm the financial statements of the Subsidiary are consolidated with those of the Fund and identify the Subsidiary’s auditor.

Response: The Registrant’s responses, set forth below, are similar to responses provided to similar comments on the Registrant’s Post-Effective Amendment Nos. 126, 133, 171, 200 and 257,16 and are similar to responses provided to similar comments on Post-Effective Amendments filed by other PIMCO-advised registrants.

[16]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 133, at comment 14 (April 28, 2008); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 171, at comments 10-13 (May 11, 2010); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 200, at comment 13 (July 29, 2011); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 257, at comment 1 (Sept. 3, 2014).

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Application of Sections 8, 15, 17 and 18 of the 1940 Act to each Subsidiary

In complying with its fundamental and non-fundamental investment restrictions, each Fund will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Fund. However, each Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the parent Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, each Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as its parent Fund, the same practices with regard to pricing and valuation that apply to the Funds apply to the Subsidiaries, and the consolidated financial statements of each Fund and Subsidiary are audited by the Funds’ independent registered public accounting firm. Additionally, each Fund and Subsidiary utilizes the same custodian, State Street Bank & Trust Company. Notwithstanding the foregoing, we note that none of the Subsidiaries is a registered investment company under the 1940 Act, and therefore none of the Subsidiaries is required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits each Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, no Subsidiary will engage in any activity prohibited by the 1940 Act that would cause the corresponding Fund to violate Section 48(a).17

File the Subsidiary’s investment advisory contract as an exhibit to the Fund’s registration statement

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other

[17]	For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

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Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Fund investors are not charged the fees paid to PIMCO under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement.

If the Fund has not received a private letter ruling from the IRS that Subsidiary income is qualifying income, provide the basis for making this determination as an exhibit to the Fund’s registration statement, such as an opinion of counsel

The PIMCO CommodityRealReturn® Strategy Fund, a series of the Registrant, obtained a private letter ruling in which the IRS specifically concluded that income earned from the ownership of its subsidiary constitutes qualifying income to the Fund for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended. Based on the reasoning in the private letter ruling, each other Fund, as applicable, also seeks to gain exposure to the commodity markets through investments in their respective Subsidiary, as disclosed in various sections of the Funds’ prospectuses and SAI. Given the various disclosures of this position throughout the Funds’ registration statement, the Registrant respectfully declines to file an exhibit to the Funds’ registration statement in response to the Staff’s comment.

Disclose each Subsidiary’s principal investment strategies and risks to the extent they are principal investment strategies and risks of the Fund on an aggregate basis

To the extent any principal investment strategies and principal risks of a Subsidiary are deemed principal investment strategies and principal risks of the parent Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus.

Confirm each Subsidiary’s fees and expenses are disclosed in the Fund’s fee table

The fees and expenses incurred by each Fund due to its investment in its Subsidiary are reflected as part of the Acquired Fund Fees and Expenses line item in the Fund’s fee table. Such fees and expenses are not passed through to Fund investors but are instead contractually waived by PIMCO out of its management fees received for services provided to the parent Fund. The contractual fee waiver is reflected by the Fee Waiver and/or Expense Reimbursement line item in the Fund’s fee table, as well as the corresponding footnote.

Confirm each Subsidiary, and its Board of Directors, has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

Each Subsidiary has filed with the Staff a consent to service of process and examination of its books and records.18

[18]

Each Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

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Whether each Subsidiary’s Board of Directors will execute the Registrant’s post-effective amendments to its registration statement

Each Subsidiary is not required to execute the Registrant’s post effective amendments. Each Subsidiary is not offering any securities in the United States, nor is a Subsidiary a co-issuer of its parent Fund’s securities.

Each Subsidiary is organized solely for the purpose of providing its parent Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an IRS revenue ruling, which limited the Funds’ ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.19

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).20 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore

[19]

The Registrant notes that the Funds may also enter into commodity-linked swap agreements directly, but are limited in their ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in its subsidiary will constitute qualifying income to the fund.

[20]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

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subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that each Subsidiary is not offering its securities in the United States in violation of Section 7(d).21

Registrant also believes that each Subsidiary is not a co-issuer of its parent Fund’s securities and is therefore not required to sign the Fund’s post-effective amendments. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.22

[21]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of each Fund’s assets invested in its Subsidiary. For instance, each Fund invests a limited amount of its assets in its Subsidiary and each Fund is limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting a Fund’s investment in its Subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

A Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Fund’s investment objective in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Funds, which are registered under the 1940 Act and subject to Section 48(a) thereunder.

[22]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

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Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that a Fund’s investment in its Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of a Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, a Fund’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of a Fund’s assets are invested in its Subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.23 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that a Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement. Should a Fund’s investment in its Subsidiary ever become the chief part of its business, the Subsidiary will undertake to sign the Fund’s registration statement as requested.

Although a Subsidiary is not required to sign the registration statement, Registrant believes that the Commission and Staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of Fund investors. First, as noted above, each Subsidiary will not be able to engage in any activity that would cause its parent Fund to violate the 1940 Act pursuant to Section 48(a). Second, although each Subsidiary is organized in the Cayman Islands, all of their activities, including investment management, takes place in the United States. Each Subsidiary’s books and records are maintained in the United States, together with the parent Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of each Subsidiary’s assets is maintained in the United States with the Funds’ custodian in accordance with Section 17(f) and the rules thereunder. As noted above, each Subsidiary has filed a consent to service of process and examination of its books and records.

[23]	See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

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Whether each Subsidiary consolidates its financial statements with the financial statements of the Subsidiary’s parent Fund; identify the Subsidiary’s auditor

Each Subsidiary will consolidate its financial statements with those of the parent Fund. The Registrant is relying in part on a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of the Registrant’s intent to consolidate a Subsidiary in the PIMCO CommodityRealReturn Strategy Fund®’s financial statements. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from its position described in the Letter. As such, the Registrant continues to believe that its decision to consolidate is appropriate under GAAP.

As noted above, the consolidated financial statements of each Fund and Subsidiary are audited by the Funds’ independent registered public accounting firm, PricewaterhouseCoopers LLP.

Comment 5: The Characteristics and Risks of Securities and Investment Techniques—Duration section provides an example of the effect of changing interest rates on the price of a bond fund with an average duration of eight years. Since certain Funds in the prospectus have average durations longer than eight years, revise the example to address the longest possible duration of any Fund included in the prospectus. Alternatively, provide this example in the Fund Summary for each Fund.

Response: Comment accepted. In the Characteristics and Risks of Securities and Investment Techniques—Duration section of each Prospectus, the Registrant has included an additional example of the effect of changing interest rates on the price of a bond fund. For each Prospectus, the additional example concerns a hypothetical bond fund with an average portfolio duration approximately equal to the longest average portfolio duration for a Fund in that Prospectus.

Comment 6: The PIMCO Diversified Income Fund has a fundamental investment objective to seek maximum total return. Confirm that at the next regular opportunity to solicit shareholder approval, the Fund will also seek approval to change the Fund’s investment objective to “seeks income”.

Response: The Registrant believes the investment objective is consistent with the Fund’s name. The Principal Investment Strategies section states that “income earned on the Fund’s

Amy Miller December 9, 2014 Page 15

investments…” is a primary component of the “total return” sought by the Fund pursuant to its investment objective. Since “income earned on the Fund’s investments” (emphasis added) is consistent with the Fund’s use of “Income” in its name, the Registrant has no current plans to seek shareholder approval to revise the Fund’s investment objective.

Comment 7: To the extent any fee table footnotes specifically reference reverse repurchase agreements, confirm that reverse repurchase agreements are discussed in the Principal Investment Strategies. Also, explain the basis for treating a reverse repurchase agreement as a Fixed Income Instrument.

Response: To the extent any fee table footnotes specifically reference reverse repurchase agreements, the Registrant confirms that reverse repurchase agreements are discussed in the Principal Investment Strategies by reference to “Fixed Income Instruments,” which as defined in the Characteristics and Risks of Securities and Investment Techniques section of each Prospectus, includes “reverse repurchase agreements on Fixed Income Instruments.” In addition, each such Principal Investment Strategies section states “[t]he Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).” This sentence also encompasses reverse repurchase agreements, which are specifically defined and discussed in the Characteristics and Risks of Securities and Investment Techniques—Reverse Repurchase Agreements, Dollar Rolls and Other Borrowings section of the Prospectus. Reverse repurchase agreements on Fixed Income Instruments are included within the defined term “Fixed Income Instruments” because the sale of a Fixed Income Instrument by a Fund while concurrently agreeing to repurchase the Fixed Income Instrument at a specified time and price (i.e., a reverse repurchase agreement) provides the Fund with economic exposure to the underlying Fixed Income Instrument. Under a reverse repurchase agreement, the Fund continues to receive any principal and interest payments on the underlying security during the term of the agreement.

SAI

Comment 8: The SAI states, “Subject to the Trust’s limitation on concentration of no more than 25% of its total assets in the securities of issuers in a particular industry, as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that a Fund may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry or group of industries. While the Staff acknowledges that foreign bank obligations may reasonably be assigned to multiple industries, the Staff believes the concentration policy should limit a Fund’s investment to no more than 25% of its assets in foreign bank obligations constituting a particular industry or group of industries.

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Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the Funds’ concentration policy, which provides that a Fund may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.24 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a Fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Fund does not concentrate “in a particular industry” as defined by the SIC codes. In other words, the Funds’ concentration policy does not restrict a Fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in a particular industry.” This distinction is consistent with prior SEC guidance.25

Comment 9: The SAI states the Funds take the position that mortgage-related securities do not represent interests in any particular industry or group of industries. Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and

[24]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[25]

Guide 19 states “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

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several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,26 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing Fund included in the SAI filed as part of PEA 260 has adopted an internal operating policy limiting the Fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same Funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All Funds included in the SAI filed as part of PEA 260, including those registered after June 30, 2011, have adopted the same policies. These policies are operating policies of the Funds. They are not fundamental investment restrictions.

Comment 10: The SAI states, “[w]ith respect to investments in Underlying PIMCO Funds by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Multi-Asset Fund, PIMCO Inflation Response Multi-Asset Fund and the PIMCO RealRetirement® Funds, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.” Revise this statement to reflect the Staff’s view that funds-of-funds (and their investment adviser) may not ignore the stated concentration policy of any underlying fund (affiliated or unaffiliated) in which the fund-of-fund invests for purposes of calculating the fund-of-fund’s compliance with its concentration policy.

Response: As noted in the SAI disclosure, the Registrant takes the position that concentration in a particular industry is determined at the fund-of-fund level rather than by “looking through” to the portfolio holdings of Underlying PIMCO Funds. It is also the case that no Underlying PIMCO Funds currently have a policy to concentrate in any industry – to the contrary, each Underlying PIMCO Fund has adopted a fundamental policy to not concentrate in any industry (except that the PIMCO Money Market Fund may concentrate its investments in securities or obligations issued by U.S. banks). We are not aware of any published Commission or Staff authority that requires a fund-of-funds to “look through” its underlying funds for purposes of applying the fund-of-funds’ concentration policy.

[26]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

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The PIMCO funds-of-funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior Commission guidance.27 Specifically, the Commission’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with Commission guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a PIMCO fund-of-funds makes direct investments in securities and instruments not issued by other investment companies, the fund-of-funds will consider the industries to which such direct investments belong for purposes of applying the fund-of-funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund adopts a policy to concentrate in a particular industry, the PIMCO funds-of-funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund.

*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 260 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:        Joshua D. Ratner, Pacific Investment Management Company LLC

            Ryan G. Leshaw, Pacific Investment Management Company LLC

            Brendan C. Fox, Dechert LLP

[27]	See Guide 19.

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

December 9, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 260 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 346 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on August 22, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:        Brendan C. Fox

            Adam T. Teufel

            Joshua D. Ratner

            Ryan G. Leshaw